1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 5, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Yanzhou Coal Mining Company Limited

Terms of Reference for the

Remuneration Committee of the Board

CHAPTER 1 GENERAL PROVISIONS

Article 1 The Company established the Remuneration Committee of the Board and formulated these terms of reference to further develop remuneration management system of the Directors, supervisors and senior management of the Company and to improve the governance structure of the Company in accordance with the Company Law of the People’s Republic of China, the Guidelines for the Governance of Listed Companies, the Articles of Association and other relevant regulations.

Article 2 The Remuneration Committee is a special organ established by the Board of Directors which shall hold responsibility for the Board of Directors and be primarily responsible for the formulation and review of the remuneration policies and plans of the Directors, supervisors and senior management of the Company, and shall be provided with sufficient resources to perform its duties and responsibilities.

Article 3 The senior management as referred to in these terms of reference shall include the general manager, deputy general managers, chief financial officer, secretary to the Board and chief engineer appointed by the Board.

CHAPTER 2 COMPOSITION OF THE COMMITTEE

Article 4 The Remuneration Committee comprises three Directors, at least two of which shall be independent non-executive Directors.

Article 5 The Remuneration Committee shall have one chairman who shall be an independent non-executive Director to oversee the committee’s operation. The chairman of the Remuneration Committee shall be a member selected from the committee and appointed with the Board’s approval.

Article 6 The term of office of each member of the Remuneration Committee shall be consistent with the term he served in the Board. Each member of the committee shall be eligible for re-election upon completion of his term of office. During his term of office, if any member of the committee ceases to be a Director, his membership in the committee shall lapse automatically, and the vacancy should be filled by the person elected by the Board in accordance with the requirements set out above.

Article 7 The human resources department is an operation office of the Remuneration Committee and shall be specifically responsible for the provisions of the relevant information on the operation of the Company and the person to be assessed and be responsible for organizing meetings of and implementing the relevant resolutions of the Remuneration Committee.

CHAPTER 3 DUTIES AND POWERS

Article 8 According to the domestic and overseas listing regulatory requirements, the Remuneration Committee under the Board is primarily responsible for the formulation of the remuneration policies and structure of the Directors, supervisors and senior management, and making recommendations to the Board in respect of the establishment a formal and transparent procedure in formulating the remuneration policies, particulars of which shall include:

(1) to consider factors including the major scope of duties of, responsibilities incurred, time devoted by the Directors, supervisors and senior management, their terms of employment for other positions within the Group and the level of remuneration to perform similar roles in other relevant companies in order to formulate the remuneration schemes or plans and to make recommendations to the Board; the remuneration schemes or plans mainly include but not limited to the formulation of performance evaluation standards, procedures and the major evaluation system with reference to the corporate objectives approved by the Board, major incentive and punishment schemes and systems;

(2) to monitor the implementation of the remuneration policies of the Directors, supervisors and senior management of the Company;

(3) to examine the duties and responsibilities performed by the Directors, supervisors and senior management of the Company and to conduct annual performance evaluation thereof, and to make recommendations on the remuneration of the Directors, supervisors and senior management to the Board;

(4) to consider and approve the proposals on remuneration packages of the Directors, supervisors and senior management with reference to objectives and goals set out by the Board;

(5) subject to the authorization of the Board, to formulate the administrative measures on remuneration and remuneration packages of individual Directors, supervisors and senior management and make recommendations to the Board; these remuneration packages shall include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment;

(6) to review and approve the following compensation arrangements, and ensure such compensation is in line with the terms of the contract and are otherwise fair, reasonable and appropriate: (i) compensation payable to Directors, supervisors and senior management for loss or termination of their office; (ii) compensation arising from the dismissal or removal of a director due to his misconduct;

(7) to ensure that no Director or any of his associates is involved in determining their own remuneration;

(8) to study and make recommendations on stock incentive program of the Company;

(9) to report to the Board of the Company any decisions or recommendations made by the Remuneration Committee, except for those prohibited to report by laws or regulatory restrictions;

(10) other matters required to be carried out by the Remuneration Committee in accordance with domestic and overseas regulatory requirements as amended from time to time and other matters authorised by the Board.

Article 9 The Board shall be entitled to disapprove any remuneration schemes or plans which may impair the interests of shareholders.

Article10 Remuneration plans of the Directors and supervisors proposed by the Remuneration Committee shall obtain the Board’s approval and submit to the general meetings for consideration, which shall not be implemented until being passed. Remuneration plans of the senior management shall submit to the Board for approval.

Article 11 The Remuneration Committee shall address questions raised by the chairman of the committee or, in case of the absence of the chairman of the committee, another committee member or its proxy at the annual general meeting upon requested by the Chairman.

CHAPTER 4 DECISION-MAKING PROCEDURES

Article 12 The human resources department, as an operation office of the Remuneration Committee, shall be responsible for the preliminary works for decision-making of the Remuneration Committee and the provision of information related to the Company in respect of the followings:

(1) the scope of duties and major responsibilities of the senior management of the Company;

(2) the extent to which the performance targets set out under the performance evaluation system have been achieved by the senior management in performing his duties and responsibilities.

Article 13 The evaluation procedures of the senior management by the Remuneration Committee are as follows:

(1) The senior management of the Company shall make his duty report and self-evaluation to the Remuneration Committee under the Board;

(2) The Remuneration Committee shall evaluate the performance of the senior management based on performance evaluation standards and procedures;

(3) The Remuneration Committee shall determine the remuneration packages of the senior management in accordance with the performance evaluation results and the remuneration policies and shall report to the Board upon passing.

CHAPTER 5 RULES OF PROCEDURE

Article 14 The Remuneration Committee shall hold a meeting when necessary and shall serve the notice of the meeting on all members at least two days before the date of the meeting. The chairman of the meeting shall preside over the meeting and may authorise another member to chair the meeting in the event that he is not able to attend the meeting.

Article 15 The Remuneration Committee meetings may not be held unless not less than two-thirds of members are present. Each member shall have a ballot for voting. Resolutions of the Remuneration Committee shall be passed by more than one half of all members.

Article 16 The Remuneration Committee shall adopt either a show of hand or a poll in voting; and provisional meetings may be convened by voting on a communication basis.

Article 17 The Remuneration Committee may, when necessary, invite other Directors, supervisors and senior management of the Company to attend the meeting.

Article 18 The Remuneration Committee shall consult with the Chairman or the general manager relating to remuneration proposals of other executive Directors and, if necessary, may engage intermediate agencies to provide independent professional opinions on its decisions, the expenses of which shall be borne by the Company.

Article 19 The Remuneration Committee meetings shall, when discussing topics relating to its committee members, observe the principle of abstaining.

Article 20 The procedures of convening and voting of the Remuneration Committee meetings and the remuneration policies and distribution plans passed at the meetings shall comply with the relevant laws, regulations, Articles of Association and these terms of reference.

Article 21 Detailed minutes shall be prepared for the Remuneration Committee meetings for consideration, on which the members present at the meetings shall sign. Minutes of meeting shall be maintained by the human resources department of the Company.

Article 22 The Remuneration Committee shall report to the Board of the Company in writing any resolutions passed at the meetings and the voting results.

Article 23 All members attending the Remuneration Committee meetings shall be obliged to keep all matters proposed at the meeting confidential and shall not disclose any information relevant to the meeting.

CHAPTER 6 SUPPLEMENTARY PROVISIONS

Article 24 These terms of reference shall be implemented since the date on which the Board’s approval is obtained and will be published on the websites of the Company and the stock exchange on which the securities of the Company are listed pursuant to the listing rules of the places where the securities of the Company are listed.

Article 25 In cases of matters not dealt with in these terms of reference, the relevant laws, regulations and the relevant provisions of the Articles of Association shall prevail; if these terms of reference conflict with any laws and regulations promulgated and enacted by the State or the Articles of Association being amended by legal procedures, the laws, regulations of the State and the provisions of the Articles of Association shall prevail, and these terms of reference shall be amended forthwith and submitted to the Board for review and approval.

Article 26 These terms of reference are subject to the interpretation, formulation and amendment by the Board of the Company.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC